Oncolytics Biotech® Appoints Patricia S. Andrews to its Board of Directors

SAN DIEGO, CA and CALGARY, AB, January 9, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced the appointment of Patricia S. Andrews to its Board of Directors (the “Board”).

“I am pleased to welcome Pat Andrews to our Board of Directors,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “Pat’s extensive board and executive leadership experience navigating first registrational trials in oncology and completing transformational business development agreements with global pharmaceutical companies makes her a natural fit for Oncolytics. As we begin preparations to initiate pivotal studies with pelareorep in breast and pancreatic cancers and progress partnering discussions, we look forward to benefitting from her insights and strategic and operational experience.”

“I am honored to join the Oncolytics board at this exciting time for the organization as it advances pelareorep toward registrational studies,” said Ms. Andrews. “Promising recent results from the BRACELET-1 and GOBLET studies suggest that pelareorep has the potential to make an important contribution to cancer care, and I look forward to working with my fellow board members in addition to Dr. Coffey and the Executive Team to execute Oncolytics’ clinical and corporate development plans.”

Ms. Andrews is an accomplished biopharmaceutical executive and public company board member with a track record of success in corporate strategy, first-in-class and first-for-the-company new product commercializations, and business development. Ms. Andrews currently serves as a Director and Member of the Audit Committee at GlycoMimetics. During her tenure, the company planned and initiated its first Phase 3 study and is preparing for commercialization.

Ms. Andrews previously served as Chief Executive Officer for Sumitomo Pharma Oncology, Inc. (SMP Oncology), where she led the organization through the integration of its multiple predecessor companies. Under her leadership, the organization completed three Phase 3 trials and expanded the clinical pipeline from two programs to eight. Prior to SMP Oncology, Ms. Andrews served as Chief Commercial Officer for Incyte and led the organization through the launch preparations and introduction of Jakafi®, the company’s first commercial product, a novel, first-in-class, first-in-disease agent for the treatment of myelofibrosis. While with Incyte, she also steered landmark licensing arrangements with Novartis and Eli Lilly that were critically important to fund the company’s long-term trajectory.

Prior to Incyte, Ms. Andrews spent 17 years with Pfizer, ultimately serving as Vice President and General Manager of the U.S. Oncology Business Unit, a $900 million portfolio at the time. Under her leadership, Sutent® was launched, becoming the market leader in renal cell carcinoma, and a refreshed positioning of Camptosar® led to robust revenue growth after years of declining sales in colorectal cancer. Ms. Andrews is a member of the Boston chapter of the Board of Advisors for Life Science Cares, a collective impact organization dedicated to fighting poverty in local communities. She earned an MBA from the University of Michigan and her BA from Brown University.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans to advance towards registrational studies in metastatic breast cancer and pancreatic cancer; our plans to progress partnering discussions; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com